SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Kiewit Investment Fund LLLP

(Name of Subject Company (Issuer))

Kiewit Investment Fund LLLP

(Name of Filing Person (Offeror))

Limited Partnership Units

(Title of Class of Securities)

N/A
(Cusip Numbers of Class of Securities)

Eric Olson

Chief Executive Officer

Kiewit Investment Fund LLLP
Kiewit Plaza

Omaha, NE 68131

Telephone:  (800) 443-4306

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:

Tobin A. Schropp Peter Kiewit Sons’, Inc. Kiewit Plaza Omaha, Nebraska 68131 Telephone: (402) 342-2052	Rose F. DiMartino Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$9,496,294	$1,102.52

(1)  Estimated for purposes of calculating the amount of the filing fee only as the aggregate maximum purchase price to be paid for 546 Limited Partnership Units in the tender offer, based upon a price per Unit of $17,392.48, the net asset value per Unit at December 31, 2010.

(2)  Calculated as $116.10 per $1,000,000 of the Transaction Valuation.

[  ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Filing party:

Form or Registration No.:

Date Filed:

[  ]  Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1

[X]  issuer tender offer subject to Rule 13e-4

[  ]  going private transaction subject to Rule 13e-3

[  ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

This Tender Offer Statement on Schedule TO (this “Schedule TO”) of Kiewit Investment Fund LLLP (the “Fund”) relates to an offer (the “tender offer”) by the Fund to purchase up to 546 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value per Unit determined as of March 31, 2011.

The tender offer is subject to the terms and conditions described in the offer to purchase relating to the tender offer and related letter of transmittal (each of which is an exhibit to this Schedule TO and incorporated herein by reference as set forth below).   The Fund will mail the offer to purchase and letter of transmittal to all Unitholders of the Fund on or after January 5, 2011.

The tender offer will expire at 3:00 p.m. Central time, on March 31, 2011, unless extended.

All information set forth in the offer to purchase is incorporated by reference in response to items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

The Fund has posted the following disclosure regarding the tender offer on its website.  The Fund website is accessible at http:/www.kiewitinvestmentfund.com.

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Sell Units

Limited partnership units ("Units") of the Fund are not listed or traded on any securities exchange or other securities market, and there is no secondary market for the Units.  In addition, Fund investors do not have the right to cause the Fund to redeem their Units.  In order to provide a limited degree of liquidity to Limited Partners, the Fund intends to make semi-annual repurchase offers for between 5% and 25% of the outstanding Units, subject to Board approval.  Historically, the Fund has limited repurchase offers to 5% of the outstanding Units.  Tendering of Units is voluntary.

The Fund has announced a tender offer which commenced on January 5, 2011, to purchase up to 546 Units (representing approximately 5% of the outstanding Units), that are properly tendered and not withdrawn prior to 3:00 p.m. (Central Time) on March 31, 2011, the expiration date of the tender offer, for cash, at a price equal to the NAV per Unit determined as of March 31, 2011 (the "Tender Offer").  The Fund reserved the right to increase the number of Units it is offering to purchase in the tender offer, up to an aggregate of 765 Units (approximately 7% of the outstanding Units).  If the Fund determines to increase the number of Units it is offering to purchase, the Fund will file an amendment to the Schedule TO (the "Schedule TO").

The Tender Offer is subject to the terms and conditions described in the Offer to Purchase relating to the Tender Offer and related Letter of Transmittal (each of which is filed as an exhibit to the Fund's Schedule TO which was filed with the Securities and Exchange Commission (the "SEC") on January 5, 2011.  The Schedule TO is available on the SEC's website at Kiewit Investment Fund - All Filings1  (By clicking this link, you will be leaving the Fund’s website and entering a third-party website.)

Following is a summary of the key dates of the Tender Offer.  To understand the Tender Offer fully, you should read carefully the entire Offer to Purchase which was mailed to each Limited Partner and filed with the SEC and is available on the SEC's website, as described above.

1/05/2011	Initiation of tender offer
1/31/2011

Tender Intention Form due.  (Limited Partners may tender only one or more whole Units unless a Limited Partner tenders all of the units held or holds less than a whole Unit and tenders the entire fraction of a Unit held).

3/17/2011	Estimated NAV as of 3/16/2011 mailed to all Limited Partners and posted on the Fund's website.
3/31/2011

Expiration of tender offer.  Letter of Transmittal to tender Units must be received by the Fund by 3:00 p.m. Central Time.  (Limited Partners may tender only one or more whole Units unless a Limited Partner holds less than a whole Unit and tenders the entire fraction of a Unit held.)  You may withdraw a tender of Units at any time prior to 3:00 p.m. Central Time on March 31, 2011.

Payment for Units properly tendered will be made promptly after the Fund's acceptance of Units for purchase.

1The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of the Prospectus.

Item 12.  Exhibits.

Exhibit Number	Exhibit Name
(a)(1)(A)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP
(a)(1)(B)	Offer to Purchase
(a)(1)(C)	Form of Tender Intention Form
(a)(1)(D)	Form of Tender Letter of Transmittal Form

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
KIEWIT INVESTMENT FUND LLLP

By: /s/ Denise A. Meredith
Name: Denise A. Meredith
Title: Chief Financial Officer

Dated: January 5, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit Name
(a)(1)(A)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP
(a)(1)(B)	Offer to Purchase
(a)(1)(C)	Form of Tender Intention Form
(a)(1)(D)	Form of Tender Letter of Transmittal Form